UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

OFFERPAD SOLUTIONS INC.

(Name of Issuer)

Class A common stock, $0.0001 par value

(Title of Class of Securities)

67623L109

(CUSIP Number)

Stacy S. Rust

Senior Corporate Counsel

First American Financial Corporation

1 First American Way

Santa Ana, California 92707

(714) 250-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

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(1)	Names of reporting persons First American Financial Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of	(7)	Sole voting power 76,789,713
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power 76,789,713
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 76,789,713
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.5%(1)
(14)	Type of reporting person (see instructions) CO

(1) Based upon the information provided by Offerpad Solutions Inc. (the “Issuer”) in its annual report on Form 10-K filed on February 28, 2023, there are outstanding as of February 21, 2023, 232,571,810 shares of Class A common stock and prefunded warrants to acquire 160,742,959 shares of Class A common stock.

SCHEDULE 13D

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Item 1. Security and Issuer.

This Schedule 13D (this “Schedule”) relates to the shares of Class A common stock, $0.0001 par value (the “Shares”), of Offerpad Solutions Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 2150 E. Germann Road, Suite 1, Chandler, Arizona 85286.

Item 2. Identity and Background.

This Schedule is being filed by First American Financial Corporation, a Delaware corporation (the “Reporting Person”). The Reporting Person is a holding company that, through its operating subsidiaries, is primarily engaged in the business of providing title insurance, settlement services and other financial services and risk solutions. The address of the Reporting Person’s principal business and its principal office is 1 First American Way, Santa Ana, California 92707.

(a) – (c)	Not applicable.
(d)	The Reporting Person has not been convicted in a criminal proceeding during the last five years.
(e)

Other than as described here, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.  As detailed in a current report on Form 8-K filed by the Reporting Person with the SEC on June 15, 2021, the Reporting Person reached a settlement with the Securities and Exchange Commission (“SEC”) in connection with a previously disclosed information security incident that occurred during the second quarter of 2019.  Under the terms of the settlement, which resolves the matter, the Reporting Person consented to the entry of an order finding a violation of Rule 13a-15 of the Securities Exchange Act of 1934, which requires issuers of registered securities to maintain effective disclosure controls.  No other violations of the securities laws were alleged in the order.  The order required the Reporting Person to pay a civil penalty of $487,616 and to cease and desist from committing or causing any violations of Rule 13a-15.  The Reporting Person neither admits nor denies the findings in the order, other than with respect to the SEC’s jurisdiction.

(f)	Not applicable.

The name and, to the knowledge of the Reporting Person, the current principal occupation or employment of each director or executive officer of the Reporting Person is set forth in the Reporting Person’s most recent proxy statement filed with the SEC on April 1, 2022.  To the knowledge of the Reporting Person, no disclosures are required in response to Items 2(d) or 2(e) with respect to any director or executive officer of the Reporting Person.  The business address for each executive officer and director is 1 First American Way, Santa Ana, California 92707.  To the knowledge of the Reporting Person, each executive officer and director is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

As reported in the Reporting Person’s quarterly report on Form 10-Q for the quarter ending June 30, 2021, the Reporting Person previously invested approximately $85.0 million in OfferPad, Inc.  On September 1, 2021, pursuant to that certain Agreement and Plan of Merger, dated as of March 17, 2021, by and among the Issuer, Orchids Merger Sub LLC (“Merger Sub”) and OfferPad, Inc., Merger Sub merged with and into OfferPad, Inc. with OfferPad, Inc. surviving as a wholly owned subsidiary of Supernova Partners Acquisition Company, Inc., which then changed its name to Offerpad Solutions Inc. (the “Merger”).  Of the 76,789,713 Shares reported herein as beneficially owned by the Reporting Person:  32,138,883 Shares were acquired in connection with the consummation of the Merger and 44,650,830 Shares were acquired upon exercise of the prefunded warrants (the “Prefunded Warrants”).  The Reporting Person acquired the Prefunded Warrants for $25,000,000 (at a per Class A Common Stock share price of $0.5599) from the Issuer on January 31, 2023 pursuant to a Pre-Funded Warrants Subscription Agreement, dated as of January 31, 2023 (the “Subscription Agreement”), among the Issuer, the Reporting Person and the other purchasers identified therein. The Prefunded Warrants were exercised by the Reporting Person on March 28, 2023, at the exercise price of $0.0001 per share, for $4,465 in cash.  The Reporting Person used working capital to fund the purchase on January 31, 2023 and the exercise price on March 28, 2023.

Item 4. Purpose of Transaction.

The information contained in Items 3 and 6 is incorporated in its entirety into this Item 4.

SCHEDULE 13D

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The Reporting Person has acquired, and holds, the Shares reported herein for investment purposes.  The Reporting Person intends from time to time to review its investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, strategy, results of operations and prospects; general economic and industry conditions; the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time.  Also from time to time, the Reporting Person may engage in discussions with management and/or the Board of Directors of the Issuer and other holders of the Shares concerning the business and future plans of the Issuer generally, including with respect to transactions involving the Issuer, the Reporting Person and/or their affiliates.  If the Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the Shares or otherwise, it may acquire, directly or indirectly, Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Person may dispose of some or all of the Shares it currently owns either in the open market or in privately negotiated transactions.  Kenneth D. DeGiorgio, chief executive officer of the Reporting Person, currently serves as a director of the Issuer.

Except as described above, the Reporting Person currently does not have any plan(s) or proposal(s) relating to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person reserves the right to change its intention(s) with respect to any or all of the matters required to be disclosed in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)

As of February 21, 2023, the Reporting Person owned beneficially 32,138,883 Shares, representing 13.8% of the Shares based on 232,571,810 Shares outstanding as of February 21, 2023, as reported in the annual report on Form 10-K filed by the Issuer with the SEC on February 28, 2023.  On March 28, 2023, Prefunded Warrants entitling the Reporting Person to acquire 44,650,830 shares of Underlying Class A Common Stock were exercised in full by the Reporting Person.  As a result of the exercise in full of the Prefunded Warrants owned by the Reporting Person, as of March 28, 2023, the Reporting Person beneficially owns 76,789,713 shares of Class A Common Stock representing, what the Reporting Person believes to be, 19.5% of the Class A Common Stock.

(b)

The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition of, the Shares beneficially owned by the Reporting Person and reported in this Schedule 13D.

(c)

The information contained in Item 3 of this Schedule 13D is incorporated in its entirety into this Item 5(c). Except as disclosed in Item 3, the Reporting Person has not effected any transaction in the Issuer’s Shares during the past 60 days.

(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Amended and Restated Registration Rights Agreement

On September 1, 2021, in connection with the consummation of the Merger, the Issuer, Supernova Partners LLC, certain affiliates of Supernova Partners LLC, the Reporting Person and certain other former stockholders of OfferPad, Inc. entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Issuer has agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of the Issuer’s Class A common stock and other equity securities of the Issuer that are held by the parties thereto from time to time.  The Registration Rights Agreement will terminate on the earlier of (i) the five year anniversary of the date of the Registration Rights Agreement or (ii) with respect to any Holder (as defined therein), on the date that such Holder no longer holds any Registrable Securities (as defined therein).

Pre-Funded Warrants Subscription Agreement

On January 31, 2023, the Reporting Person entered into the Subscription Agreement and purchased the Prefunded Warrants. Pursuant to the terms of the Subscription Agreement, the Issuer has agreed that the shares of Underlying Class A Common Stock receivable upon exercise of the Prefunded Warrants are to be considered “registrable securities” for purposes of the Registration Rights Agreement.  The Issuer has also agreed in the Subscription Agreement to register for resale, pursuant to Rule 415 of the Securities Act, the shares of Underlying Class A Stock acquired by the purchasers (including the Reporting Person) upon exercise of the

SCHEDULE 13D

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prefunded warrants issued pursuant to the Subscription Agreement. The obligation of the Issuer to maintain the effectiveness of the resale registration statement will terminate, as to the Reporting Person, on the earliest of (i) the date on which the Reporting Person may sell all of its Underlying Class A Common Stock under Rule 144 of the Securities Act without volume or manner-of-sale restrictions imposed under Rule 144(b)(2); (ii) January 31, 2028; or (iii) the date on which the Reporting Person shall have sold all of its Underlying Class A Common Stock pursuant to the foregoing resale registration statement.

Lock-Up of Shares

In the Subscription Agreement, the Reporting Person agreed not to transact in or transfer any Issuer securities until two (2) trading days following the filing with the SEC of the Issuer’s quarterly report on Form 10-Q for the three months ended March 31, 2023.

The foregoing descriptions of the Registration Rights Agreement, the Subscription Agreement and the lock-up restrictions are qualified in their entirety by reference to the full text of such agreement, copies of which are filed as exhibits to this Schedule 13D and incorporated herein by this reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
1

Amended and Restated Registration Rights Agreement, dated September 1, 2021 (incorporated by reference to Exhibit 10.7 to the Issuer’s current report on Form 8-K filed on September 7, 2021). (previously filed)

2	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 of the Issuer’s current report on Form 8-K filed on February 1, 2023). (previously filed)
3

Pre-Funded Warrants Subscription Agreement, dated as of January 31, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed on February 1, 2023). (previously filed)

SCHEDULE 13D

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SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date:	March 30, 2023	Signature:	/s/ Lisa W. Cornehl
		Name:	Lisa W. Cornehl
		Title:	Senior Vice President, Chief Legal Officer